October 29, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  James Lopez

Re:

Nogales Resources Corp.

Registration Statement on Form S-1

Filed September 29, 2014

File No. 333-199013

Dear Mr. Lopez:

I write on behalf of Nogales Resources Corp., (the “Company”) in response to Staff’s letter of October 24, 2014, by James Lopez,  Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed September 29, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

SUMMARY, PAGE 6

1.

PLEASE INCLUDE A TELEPHONE NUMBER FOR YOUR PRINCIPAL EXECUTIVE OFFICE ON THE COVER PAGE OR IN THE SUMMARY SECTION OF YOUR PROSPECTUS. SEE ITEM 503(B) OF REGULATION S-K.

In response to this comment, the Company has added its phone number to the cover page of the Prospectus; it also remains on the cover page of the Registration Statement and in the Summary section of the Prospectus.

USE OF PROCEEDS, PAGE 14

2.

WE NOTE THE LINE ITEM “MINERAL EXPLORATION” IN BOTH TABLES. PLEASE REVISE TO BREAK OUT THE PRINCIPAL CATEGORIES OF ACTIVITIES REFERENCED BY MINERAL EXPLORATION. IN THIS REGARD, IT IS UNCLEAR WHAT PRIORITY WILL BE GIVEN TO THE DIFFERENT ITEMS IN THE EXPLORATION BUDGET ON PAGE 26 IN THE EVENT YOU RECEIVE 25%, 50% OR 75% OF THE PROCEEDS. PLEASE REVISE ACCORDINGLY.

In response to this comment, the Company has included a break out of the principal categories of expense for its planned initial exploration program in footnote 2 to the primary Use of Proceeds table.  In addition, on the table showing use of proceeds if 75%, 50%, or 25% of the maximum offering amount is received, the Company has clarified that: (1) if only 75% of the maximum offering amount is received, the initial exploration program will still be performed, but that the planned geochemical assay portion of that program will be delayed, and (2) if less than about 75% of the maximum offering amount is received, the exploration program will be delayed pending receipt of additional funding, with the offering proceeds being reserved for working capital in the meantime.

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INTERESTS OF NAMED EXPERTS AND COUNSEL, PAGE 22

3.

WE NOTE YOUR DISCLOSURES STATE THAT YOUR AUDITOR, DEJOYA GRIFFITH, LLC HAS REVIEWED YOUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JULY 31, 2014. PLEASE NOTE THAT IF YOU STATE THAT THE INTERIM FINANCIAL STATEMENTS HAVE BEEN REVIEWED BY YOUR INDEPENDENT PUBLIC ACCOUNTANT, A REPORT OF THE ACCOUNTANT ON THE REVIEW MUST BE FILED WITH THE INTERIM FINANCIAL STATEMENTS TO COMPLY WITH RULE 10-01(D) OF REGULATION S-X. PLEASE OBTAIN AND FILE A REVIEW REPORT FROM YOUR AUDITOR OR REVISE YOUR DISCLOSURE TO ELIMINATE THIS STATEMENT.

In response to this comment, the Company has revised its disclosure to eliminate this statement.

BUSINESS, PAGE 22

4.

PLEASE REVISE TO DISCLOSE THE APPROXIMATE AMOUNT OF FUNDS YOU BELIEVE ARE NECESSARY TO (1) SUBSTANTIALLY COMPLETE YOUR EXPLORATION ACTIVITIES AND (2) COMMENCE PRODUCTION. IN ADDITION, PLEASE DISCLOSE YOUR INTENTION TO REPAY RELATED PARTY LOANS AND MAKE OTHER PAYMENTS TO RELATED PARTIES, IF ANY, WITH THE OFFERING PROCEEDS. PLEASE ALSO REVISE PAGE 32 TO CLARIFY “INITIAL” WHERE YOU STATE THAT YOU HAVE SUFFICIENT FUNDS TO COMPLETE YOUR INITIAL EXPLORATION PROGRAM.

In response to this comment, the Company has added the following language under the “Management Discussion and Analysis” section:

“We have no proven, possible and implied reserves on our mineral claim. Depending upon the outcome of our mineral exploration programs an economic feasibility study would be undertaken to determine proven, possible and implied reserves prior to making any production decisions. We could expend many millions of dollars on exploration activities prior to determining if a feasibility study is warranted or not.

Our planned additional exploration activities will be designed to explore for additional indications that our Mineral Claim may contain commercially viable quantities of minerals. We have not identified commercially exploitable reserves of minerals on our Mineral Claim to date.  We are an exploration stage company and there is no assurance that commercially viable minerals quantities exist on our Mineral Claim.

From the proceeds of this offering we do not intend to repay related party loans or to make other payments to related parties.

We intend to carry out a sequence of mineral exploration programs on our mineral property advancing us from our first or initial exploration program to production. Expenditures on each of our successive mineral exploration program shall depend upon the recommendations of our consulting geologist and the availability of exploration funding. Our initial exploration program is expected to cost us $11,790.  See ‘Operating Budget’ below.”

The statement that the Company has sufficient funds to complete its initial exploration program was meant to indicate that the Company’s current cash on hand is sufficient to pay the costs of the Phase I program outlined in the Prospectus.  Because the Company plans to use the proceeds of this Offering to pay those costs, however, this statement was removed so as to avoid confusion.

5.

PLEASE REVISE TO PROVIDE A SHORT SUMMARY OF THE PERMITS AND/OR OPERATIONAL PLANS REQUIRED TO PERFORM EXPLORATION AND MINING ACTIVITIES ON THE PROPERTY.

In response to this comment, the Company has added the following language under “Management Discussion and Analysis” section:

“Mining exploration and development permits are regulated in the Province of British Columbia by the British Columbia Ministry of Energy and Mines. Our initial exploration program will consist of a reconnoitering of our mineral property by our consulting geologist and a helper, and the collection of surface soil and rock samples for assaying. These activities do not require permitting within the Province.”

6.

WE NOTE DISCLOSURE ON PAGE 9 AND ELSEWHERE INDICATING THAT YOUR SOLE OFFICER AND DIRECTOR HAS NO EXPERIENCE IN MINING, PUBLIC COMPANY REPORTING OR AS A CHIEF EXECUTIVE. WE ALSO NOTE THAT THE COMPANY ADDRESS IS IN MEXICO, YOU STATE ON PAGE F-8 THAT “SUBSTANTIALLY ALL OF THE COMPANY’S OPERATIONS ARE IN THE USA,” AND THE INDIVIDUALS PROVIDING THE MINING AND BUSINESS ADVICE AND PROPERTY CLAIMS ARE IN CANADA. PLEASE REVISE TO CLARIFY THE RELATIONSHIPS BETWEEN YOUR PROMOTER(S) AND OTHER PARTIES AS THEY RELATE TO THE GENERAL DEVELOPMENT OF YOUR BUSINESS. SEE ITEM 101(H) OF REGULATION S-K.

In response to this comment, the Company has added the following disclosures under the “Management Discussion and Analysis” section:

“Subsequent to our formation, we reviewed a number of mineral exploration opportunities which were presented to us by our Consulting Geologist and/or their affiliates and consequently acquired the Donald mineral claim.

Our Consulting Geologist is well experienced in the mineral exploration business. He has agreed to provide all of the mineral exploration services which we will require to complete initial phase of or our mineral exploration program. These services include the supervision of the field work, the mobilization of our Consulting Geologist’s field crew to our mineral claim, and camp and technical support such as radio and telephone communication from our mineral claim. Our Consulting Geologist, Mr. Jason McLaughlin will visit our mineral claim and supervise the mineral exploration program. Depending upon the findings of that program further visits to the site may be warranted.

We have a contractual agreement with our Consulting Geologist that requires him to review all of the results from the exploration work performed upon our mineral claim, to make recommendations based upon those results, and to conduct any exploration programs on the mineral claim that we may require. Mr. McLaughlin, our Consulting Geologist will be in charge of our exploration programs and shall visit the property in order to conduct our exploration project which is expected to commence in the spring of 2015. Should our Consulting Geologist recommend commencing with an additional mineral exploration program, Mr. Aguirre plans on visiting our mineral claim.

We have a verbal agreement with our accountants to perform requested financial accounting services and a written agreement with our outside auditors to perform auditing functions.

As our initial mineral exploration programs will likely be conducted in Canada, we have a Corporate Business Services Agreement with a Canadian corporation to provide us with administrative services.”

References in the footnotes to financial statements that “substantially all of the Company’s operations are in the USA” have been deleted.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 36

7.

PLEASE REVISE OR ADVISE US WHY THE ADDRESS FOR MR. AGUIRRE IS THE SAME AS THE ONE GIVEN FOR NEVADA AGENCY AND TRANSFER COMPANY.

In response to this comment, the Company has amended the beneficial ownership table to reflect Mr. Aguirre’s address in Mexico.

GENERAL

8.

PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS.

The Company does not intend to engage in oral or written communications in reliance on Section 5(d) of the Securities Act. The Company does not intend to present any separate materials to investors other than the information set forth in the Prospectus.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)